Exhibit 99.1








Contacts:Murray L. Swanson                   Karen M. Stewart
         Executive Vice President - Finance  Vice President - Investor Relations
         (312) 630-1900                      (608) 828-8316
         murray.swanson@teldta.com           karen.stewart@teldta.com

FOR RELEASE: IMMEDIATE

                        TDS FILES REGISTRATION STATEMENT
                    FOR $400 MILLION OF PREFERRED SECURITIES

October 21, 1997, Chicago, Illinois - Telephone and Data Systems, Inc. [AMEX:TDS] announced today that it has filed a shelf registration statement with the Securities and Exchange Commission ("SEC") covering $400 million of Trust Originated Preferred SecuritiesSM ("TOPrSSM").

TOPrS may be sold in one or several offerings by Delaware statutory business trusts organized by TDS. The trusts will use the proceeds from the offerings to purchase Subordinated Debentures (the "Debentures") issued by TDS.

TDS intends to use the net proceeds from the sale of the Debentures to repay certain short-term indebtedness. Thereafter, TDS may incur additional short-term indebtedness, the proceeds of which would be used for general corporate purposes, which may include working capital, capital expenditures, repayment or repurchases of outstanding indebtedness and investments in subsidiaries.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

TDS is a Chicago-based telecommunications company with established cellular telephone, local telephone and radio paging operations and developing PCS operations. TDS strives to build value for its shareholders by providing excellent communications services in attractive, closely related segments of the telecommunications industry.

TDS's Internet home page:   http://www.teldta.com.

SM "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co., Inc.






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